BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

April 29, 2014

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

John Reynolds, Assistant Director

Ronald E. Alper, Attorney

Brigitte Lippman, Attorney

Joanna Lam, Accountant

Craig Arakawa, Accountant

Re:

Preston Corp. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on April 29, 2014

File No.  333-193967

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”).  The Amendment No. 2 has been revised in accordance with the Commission’s comment letter dated April 24, 2014 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.

In response to your comment we have revised the prospectus cover page to reflect that the selling stockholders ‘may be deemed” underwriters.

2.

In accordance with your comment we have added disclosure to our page 7 risk factor regarding the Registrant’s election to use the extended transitions period. Furthermore, we have included a similar statement in the “critical accounting policy disclosure section on page 21.

Northern California Office1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850- An Association of Law Firms -

April 29, 2014

Re:  Preston Corp. (“Registrant”)

Amendment No. 2

3.

In accordance with the SEC’s position that the Registrant is a “shell corporation” we have added disclosure to the section under the heading “Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies” on page 25.

Risk Factors, page 6

Risks Related to Our Business, page 6

Because there is no assurance when we will generate revenues…, page 7

4.

In accordance with your comment we have revised the page 5 risk factor regarding the Registrant’s “net loss” to reflect the “net loss” from inception through December 31, 2013.

Exhibits

5.

We apologize for the error in the Exhibit 3.1 attachment, and have again included it in this amendment in the manner and form prescribed by the SEC rules.

Enclosed with this letter is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing and requesting “acceleration” of the effective date of this registration statement to 12:00 PM EST, May 2, 2014.

We believe that we have responded to all of your comments fairly and reasonably. We respectively request that the Staff provide expedited treatment for this filing. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mr. Stephenson, CEO

PRESTON CORP.

311West Third Street, Suite 4001

Carson City, Nevada 89703

Tele:  (775) 345-3449

April 29, 2014

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

John Reynolds, Assistant Director

Ronald E. Alper, Attorney

Brigitte Lippman, Attorney

Joanna Lam, Accountant

Craig Arakawa, Accountant

Re:

Preston Corp. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on April 29, 2014

File No.  333-193967

Gentlepersons:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Amendment No. 2 relates (the “Amendment”), hereby respectfully requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 12:00 p.m., Washington, D.C. time, on Friday, May 2, 2014, or as soon thereafter as practicable, unless we request by telephone that said Amendment be declared effective at some other time.

The Company further acknowledges that:

•

Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Laurence Stephenson
Laurence Stephenson, President